Filed by Black Knight Financial Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Black Knight Financial Services, Inc.

Commission File No. 001- 37394

Press Release

Information for Investors:	Information for Media:

Kirk Larsen	Michelle Kersch
Black Knight Financial Services, Inc.	Black Knight Financial Services, Inc.
904.527.4470	904.854.5043
kirk.larsen@bkfs.com	michelle.kersch@bkfs.com

Black Knight Financial Services Announces Intention to Reprice Existing $394 Million Senior Secured Term Loan B Facility

JACKSONVILLE, Fla. – Feb. 9, 2017 – Black Knight Financial Services, Inc. (NYSE: BKFS) (“Black Knight”) today announced that, subject to market conditions, it is seeking to reprice its existing approximately $394 million “Term Loan B” under its senior secured credit facility.
In conjunction, Black Knight will ask its lenders to consent to the previously announced tax-free distribution in which Fidelity National Financial, Inc. intends to distribute (together with the other transactions related thereto, the “Black Knight Distribution”) all 83.3 million shares of Black Knight common stock that it currently owns to FNF Group (NYSE:FNF) stockholders.
Black Knight anticipates that the repricing and consent solicitation will be completed within the next two weeks. However, there can be no assurance that Black Knight will be able to complete the repricing and consent solicitation.

Forward-Looking Statements
This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on Black Knight management’s beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. Black Knight undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties that forward-looking statements are subject to include, but are not limited to: our ability to successfully reprice the term loan B under our senior secured credit facility; our ability to achieve the conditions to and consummate the Black Knight Distribution; and other risks and uncertainties detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.
Additional Information and Where to Find It
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed spin-off, New BKH Corp., a newly formed indirect subsidiary of Fidelity National Financial, Inc. and Black Knight Holdco Corp., a newly formed entity that will be the public holding company of Black Knight (“New Black Knight”), will file with the Securities and Exchange Commission (“SEC”) registration statements. New Black Knight’s registration statement will also include a proxy statement which will be sent to the Black Knight shareholders in connection with their vote required in connection with the Black Knight Distribution. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BLACK KNIGHT DISTRIBUTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. These documents (when they are available) can also be obtained free of charge from the respective companies by directing a written request to Black Knight Financial Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attn: Corporate Secretary, Telephone (904) 854-8100.
Participants in a Solicitation
The directors and executive officers of Black Knight and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the Black Knight Distribution. Information regarding the directors and executive officers of Black Knight is available in its definitive proxy statement, which were filed with the SEC on April 28, 2016. Free copies of this document may be obtained as described in the preceding paragraph.

About Black Knight Financial Services, Inc.
Black Knight Financial Services, Inc. (NYSE: BKFS) is a leading provider of integrated technology, data and analytics solutions that facilitate and automate many of the business processes across the mortgage lifecycle.

Black Knight Financial Services is committed to being a premier business partner that lenders and servicers rely on to achieve their strategic goals, realize greater success and better serve their customers by delivering best-in-class technology, services and insight with a relentless commitment to excellence, innovation, integrity and leadership. For more information on Black Knight Financial Services, please visit www.bkfs.com.

SOURCE: BLACK KNIGHT FINANCIAL SERVICES, INC.

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